Exhibit 99.1

News Release #09/2013 2013-05-16

Baja Mining Reports Standstill Extension and Files 2013 First Quarter Financial Results

Vancouver, May 16, 2013 - Baja Mining Corp. ("Baja") (TSX: BAJ - OTCQB: BAJFF) has been informed by Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. ("MMB") that MMB has successfully negotiated an extension of the standstill agreement which expired on April 19, 2013.

The standstill agreement extension signed with the remaining 2010 Project Financing lenders (excluding US EXIM) will expire on May 20, 2013.

KORES and MMB continue to work with the remaining 2010 Project Financing lenders to renegotiate and reactivate the remaining 2010 Project Financing facilities.

In addition, Baja’s financial statements and management's discussion and analysis for the quarter ended March 31, 2013 have been filed and are available on Sedar at www.sedar.com and on Baja's website at www.bajamining.com/investors/financials.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the 2012 company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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